
Mail Stop 3561

September 14, 2017

Brent B. Bickett
President
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

> **Re:** **Cannae Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 9, 2017**
> **File No. 333-217886**

Dear Mr. Bickett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2017 letter.

Selected Unaudited Pro-Forma Financial Data, page 56

1. We note your response to our previous comment number 1, and your revised disclosure, however, we do not believe that the revised disclosure clearly explains why you believe FNFV LLC should be the accounting acquirer under the applicable authoritative guidance. Please revise your disclosure to provide this additional detail. Please refer to ASC 805-10-25-5 and 805-10-55-11 through 55-15. You also state that "Pursuant to the 99 Merger Agreement, FNH will exchange 100% of its ownership interest in 99 Restaurants for common share equivalents of J. Alexander's", please tell us in further detail how you determined the accounting treatment for this transaction.

2. We note your response to our previous comment number 3. However, it appears that you have only partially addressed our comment. Accordingly, we partially reissue our previous comment. Please tell us and revise to disclose of how the fair value of all the acquired assets and liabilities, was calculated or determined.

3. We note from your disclosure on page 56 that under the terms of the 99 Merger Agreement, 99 Restaurants will be valued at an enterprise value of $199 million, which appears to be calculated based on the amount of J. Alexander shares issued to the Company valued at an agreed upon $11 per share. Please explain to us why you believe it is appropriate to determine the value of the 99 Restaurants based on the value of the equity issued by J. Alexander's, rather than the value of the 99 Restaurant business. In this regard, ASC 805-30-30-7 indicates that the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. Also, please tell us why you believe it is appropriate to use $11 per share to value the J. Alexander's equity interests, rather than the fair value of the shares at the date of acquisition. Your disclosure should also explain more clearly how you calculated or determined the value of the shares issued.

Summarized Pro Forma Balance Sheet, page 57

4. We note your response to our previous comment number 4. You revised your disclosure to state "Estimated noncontrolling interest assumed is calculated as the total value of J. Alexander's equity purchased of $179.0 million multiplied by the total percentage of equity held by minority interest holders of 47.5%." Please provide us more detail on the calculation of noncontrolling interest, including an explanation of how the amount you paid for the 52.5% ownership interest in J. Alexander purchased is the same amount as the consolidated equity of J Alexanders as reflected in your pro forma financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 79

5. We note that you have not included pro forma presentation of the pending T-System merger in the unaudited pro forma financial statements. Please note that if this acquisition meets the significance threshold in Rule 11-01(b) and Rule 1-02(w) of Regulation S-X, pro forma financial statements should be included under Article 11 of Regulation S-X. Please confirm to us that you have evaluated this acquisition under the guidance and it does not meet the significance thresholds. Alternatively, please include pro forma financial information reflecting this pending acquisition.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Michael J. Aiello
        Weil, Gotshal & Manges LLP